UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 12, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MMRGlobal, Inc.

File No. 0-51134 - CF#31181

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      MMRGlobal, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 15, 2014, as amended.

      Based on representations by MMRGlobal, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

           Exhibit 10.1   through   February 28, 2024

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                  Kevin O'Neill
                  Deputy Secretary